UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 000-22317

eshare communications, Inc.
(Exact name of Registrant as specified in its Charter)

5051 Peachtree Corners Circle
Norcross, Georgia 30092
(770) 239-4000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of each class of securities covered by this Form)

NONE
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

    Approximate number of holders of record as of the certification or notice date: 1

    Pursuant to the requirements of the Securities Exchange Act of 1934, eshare communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

eshare communications, Inc.
Date: October 23, 2001	/s/ Aleksander Szlam Aleksander Szlam Chairman and Chief Executive Officer